FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated February 14, 2002, announcing that STMicroeletronics has acquired the intellectual property and product range of Tioga Technologies for Digital Subscriber Line chipsets.

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                                  PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                                COMUNICATO STAMPA
                               PRESSE INFORMATION


                                                                   PR No. C1148D

           STMicroelectronics Acquires Digital Subscriber Line (xDSL)
                   Know-how and Chips from Tioga Technologies

        Transaction Reinforces ST's Position In Semiconductor Market For
                  Broadband Services Over Standard Phone Lines

Geneva, February 14, 2002 - STMicroelectromcs (NYSE:STM) announced today that the company has acquired the intellectual property and product range of Tioga Technologies (OTC BB:TIGA) for Digital Subscriber Line (xDSL) chipsets for $10 million. The transaction calls for ST to take ownership of Tioga's soon-to-be-introduced xDSL products. Pursuant to the agreement between the companies, ST was granted an option to purchase all outstanding shares or assets of Tioga on or before January 15, 2003 for an additional $12 million, which could be adjusted for Tioga's financial indebtedness and other liabilities at the close. Tioga was granted an option, contingent upon their meeting certain performance milestones, to cause ST to purchase such shares or assets.

The xDSL products ST has acquired from Tioga include a highly integrated Asymmetric DSL (ADSL) multi-channel processor for central office applications. When used together with ST's existing line of advanced analog front-end and power-efficient line drivers, this chipset provides the most competitive, compact and power-efficient solution on the market.

Approximately 60% of North American households are connected to Internet, and about 70% of European households will be connected by 2005. ST anticipates a substantial percentage of these connections to be upgraded to DSL-based broadband capability enabling the delivery of additional services at higher data rates and enhanced value for the individual or corporate user.

A leading supplier of DSL chips, which allow high-speed data to be carried by standard copper phone lines, ST already offers a broad range of ADSL products, primarily for home use, which deliver fast Internet and high-quality video. ADSL technology can deliver data at up to 8 Mbps (bits per second) downstream from the service provider's Central Office to the subscriber and 640 Kbps upstream from subscriber to Central Office.

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As a result of the agreement between the two companies, ST will also introduce new xDSL chipsets for the SHDSL (Symmetric High Bit Rate DSL) standard where the data moves at the same rate in either direction between the Central Office and subscriber. SHDSL supports symmetric data rates varying from 192 Kbps to 2.32 Mbps across greater distances than other DSL technologies. This variety of xDSL is useful primarily for businesses as a replacement for conventional data lines, for videoconferencing for digital telephony, for remote LAN access, and to connect private branch exchanges.

"Through this agreement, ST enhances its broad product line in the area of xDSL and expands its access to top-notch design engineers," commented Pietro Palella, General Manager, Wireline Division. "By combining ST's existing ADSL product line with the Tioga products we can deliver leading-edge chipsets that can provide breakthrough improvements in integration, board space, and power savings for network equipment manufacturers to our customers."

In addition to its existing ADSL products, ST has also been developing an advanced chipset for the new high-speed VDSL (Very high bit-rate DSL) standard that will deliver data at rates up to 52 Mbps downstream from Central Office to subscriber and 13 Mbps upstream from subscriber to Central Office over short telephone lines. VDSL targets both symmetric business uses such as digital telephony and asymmetric domestic uses such as multimedia streaming services.

In-house development programs, alliances with major equipment makers, and acquisitions have positioned ST to benefit from the renewed growth of broadband services expected soon. xDSL is the fastest way to deploy broadband services, taking advantage of existing infrastructures so a minimal investment by service providers is sufficient to start generating revenues.

About STMicroelectronics
STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, IP portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

For further information, please contact:

STMicroelectronics
Maria Grazia Prestini                     Benoit de Leusse
Director, Corporate Media Relations       Investor Relations Manager Europe
Tel: +41.22.929.6945                      Tel. +33.4.50.40.24.30
Fax: +41.22.929.6950                      Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com               benoit.de-leusse@st.com

Morgen-Walke Europe
Lorie Lichtlen                           Jean-Benoit Roquette / Nicole Curtin
Media Relations                          Investor Relations
Tel. +33.1.47.03.68.10                   Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                    jbroquette@mweurope.com/
llichtlen@mweurope.com                   ncurtin@weurope.com





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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2002                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer